November 29, 2006

VIA FACSIMILE (202-772-9210)

Jorge Bonilla, Senior Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

                         Re:  BIOCORAL, INC.
                              FORM 10-K FOR THE YEAR ENDED 12/31/2005
                              FILED ON 3/31/2006
                              FILE NO. 000-23512


Dear Mr. Bonilla:

     We are counsel to the above Company. This is in response to your comment letter of October 25, 2006 in connection with the Company's 10K filing.

     In this regard we have, to the best of the Company's ability, attempted to address the various issues raised in your letter. To that end, the following are the Company's responses:

           Item 7A Quantative and Qualitative Disclosures About
           Market Risk, Page 16

1. The Company believes that although this is the first form 10K filing that the Company was required to make, that the description included therein should suffice. In the event that you do not feel that the Company has complied with Regulation S-K adequately, the Company in its future 10K filing for December 31, 2006 will take further steps to be in compliance.

Financial statements and notes

2. This is the Company's first filing of form 10-k, we have been an SB filer for our entire history. We have apparently missed certain requirements. Attached is the summary quarterly data as required. We will include this table in future filings.

3. This was the result of a typo. The Independent Auditor's Report should have indicated Las Vegas, Nevada. "Nevada" was accidentally omitted.

Note 3   Summary of significant accounting policies

4. The Company has considered the relevant information that has been published by the respective entities that we have invested in. Each of them has pledged to complete a significant restructuring in order to return their operations to pre value reduction basis. While the loss in value was significant, it was in the Company's judgment, not a permanent one. Since we had the ability to hold these securities for a period of time it was decided to wait for a recovery. The telecommunications industry has just began its return to economic strength in 2006 and since these investments have not participated, it is the Company's intention to either liquidate these securities or record a permanent impairment loss in this period. The relevant disclosures in accordance with EITF 03-1 are included in note 4 to the financial statements.

5. The costs that the Company has capitalized are for specific enhancements to previous patented items. Since the Company has 165 different patents and 53 applications pending for different uses, it is extremely important to continually update the processes that have been previously patented in order to make them more efficient as well as more marketable. Generally accepted accounting principals allow for the capitalization of intangibles after they have reached technological feasibility. The Company believes that once we have received our first patent, any additional costs associated with subsequent product enhancements should be capitalized and amortized over the estimated life of the patent.

6. It is the Company's policy to include any awards received from successful legal action in income during the periods in which it was received. This has been a very infrequent occurrence and should not be considered to be material to these financial statements. Legal costs in connection with an unsuccessful defense are expensed as incurred.

7. As disclose in the footnotes, the Company amortizes the patent costs over their estimated period of economic benefit. The note should be clarified to include the
           following   "or length of the patent whichever is less"
           this will be done on a prospective basis.

8. The Company has provided this information in the statement of stockholders equity and included it in footnote 3 item R. Should you require additional disclosure we will do so on a prospective basis.

9. The 7% convertible notes contain the following provisions: they are repayable in Company stock, the interest is payable in Company stock, both are at the discretion of the Company and the conversion is based upon the average of the 20 previous day's stock price.
           The repayment terms for the 6% notes are as follows:
           there is a conversion feature included in the note, as per the 2002 10KSB, this is to be considered a beneficial conversion feature, which at the time resulted in the Company being required to charge an amount equivalent to the face of the notes to interest as the notes were redeemed. The original amount of notes was $3,000,000 (1,000,000 of which were held in escrow and subsequently returned). Of the remaining amount 1,300,000 were redeemed and the Company took a charge to interest of an equivalent amount, there is still $700,000 left and the Company will take a charge of $700,000 as interest if they were converted. However, the stock price has been too high for the Company to consider a conversion to stock since the reverse split and it is extremely unlikely that a conversion would take place. The interest is payable in the same manner as the other note. In connection with the application of FAS 133, the Company has considered the facts and due to the thinly traded nature of the common stock the Company is unable to apply the provisions of FAS 133 with respect to the 7% notes.
           It appears, however that EITF 00-19 may make FAS 133 an unnecessary exercise since EITF 00-19 states that debt settled in Company stock at it sole discretion should be treated as equity. The Company is presently seeking additional debt that will serve as both working capital and funds to retire both issues of convertible debt. The ultimate outcome of the new debt issue will effect the application of FAS 133 and EITF 00-19. The Company requests that any changes to its financials be delayed until the issuance of the 2006 audited financial statements.

            The Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal Securities Laws of the United States.
       Thank you for your assistance in this matter and please be assured that in all future filings the Company will attempt to be in full compliance with all of the appropriate Rules and Regulations.

       If you have any further questions, please do not hesitate to contact either the undersigned or the Company directly.

                       Very truly yours,

                       LEFRAK & ASSOCIATES, P.C.

                       By: /s/ Joseph S. Lefrak
                       ------------------------
                               Joseph S. Lefrak

                                                 Three Months Ended   Three Months Ended   Three Months Ended   Three Months Ended
                                                   March 31, 2005       June 30, 2005      September 30, 2005   December 31, 2005
                                                 ------------------   ------------------   ------------------   ------------------
Net sales                                                  77,000               85,400               75,100               78,700
Cost of sales                                              49,500               63,600               46,400               62,900
                                                   --------------       --------------       --------------       --------------

 Gross Profit                                              27,500               21,800               28,700               15,800

   Total Operating Expenses                               200,633              169,873              152,042              295,126
                                                   --------------       --------------       --------------       --------------

 Loss From Operations                                    (173,133)            (148,073)            (123,342)            (279,326)

   Total Other Income (Expense)                           (36,750)             (16,540)             (78,709)             (29,914)
                                                   --------------       --------------       --------------       --------------

Net (Loss) Income                                        (209,883)            (164,613)            (202,051)            (309,240)
                                                   ==============       ==============       ==============       ==============

 Net earnings per share                                     (0.02)               (0.02)               (0.02)               (0.02)
                                                   ==============       ==============       ==============       ==============

                                                 Three Months Ended   Three Months Ended   Three Months Ended   Three Months Ended
                                                   March 31, 2004        June 30, 2004     September 30, 2004   December 31, 2004
                                                 ------------------   ------------------   ------------------   ------------------
Net sales                                                 106,900               96,200               45,400              103,100
Cost of sales                                              72,300               38,500               21,400               39,900
                                                   --------------       --------------       --------------       --------------

 Gross Profit                                              34,600               57,700               24,000               63,200
                                                   --------------       --------------       --------------       --------------

   Total Operating Expenses                               226,389              285,297              150,990              231,495
                                                   --------------       --------------       --------------       --------------

 Loss From Operations                                    (191,789)            (227,597)            (126,990)            (168,295)
                                                   --------------       --------------       --------------       --------------

   Total Other Income (Expense)                           (23,876)             (41,975)             228,201              (96,301)
                                                   --------------       --------------       --------------       --------------

 Restated capitalization of intangible assets             152,472                   --                   --                   --
                                                   --------------       --------------       --------------       --------------

Net (Loss) Income                                         (63,193)            (269,572)             101,211             (264,596)
                                                   ==============       ==============       ==============       ==============

 Net earnings per share                                     (0.01)               (0.02)                0.01                (0.02)
                                                   ==============       ==============       ==============       ==============